February 22, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (425) 468.8228

Mr. Mark C. Pigott
Chief Executive Officer
PACCAR Inc.
777 106th Ave N.E.
Bellevue, WA 98004

> **Re: PACCAR Inc.**
> **Definitive 14A**
> **Filed March 21, 2007**
> **File No. 001-14817**

Dear Mr. Pigott:

We have reviewed your response letter dated December 21, 2007 to our comments of December 10, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets related to annual business unit profit, net profit and other annual goals. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.   We do not have any further comments on your filing.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor